# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: U S PHYSICAL THERAPY INC /NV, CIK 0000885978
CUSIP: 90337L108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1300 WEST SAM HOUSTON PARKWAY SUITE 300, HOUSTON, Texas (TX), 77043
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000895421-23-000212
Filed by CIK 0000895421

## Reporting persons
- Morgan Stanley: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 804,468; sole dispositive power 0; shared dispositive power 888,178; aggregate amount beneficially owned 889,644 (5.9% of the class)
- Calvert Research and Management: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 591,894; sole dispositive power 0; shared dispositive power 633,814; aggregate amount beneficially owned 635,280 (4.2% of the class)
  Comment: As of the date hereof, Calvert Research and Management has ceased to be the beneficial owner of more than five percent of the class of securities.
- Calvert Impact Fund, Inc. - Calvert Small-Cap Fund: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 590,428; sole dispositive power 0; shared dispositive power 590,428; aggregate amount beneficially owned 590,428 (3.9% of the class)
  Comment: As of the date hereof, Calvert Impact Fund, Inc. - Calvert Small-Cap Fund has ceased to be the beneficial owner of more than five percent of the class of securities.

## Item 1. Issuer
Name of issuer: U S PHYSICAL THERAPY INC /NV
Address of issuer's principal executive offices:
1300 WEST SAM HOUSTON PARKWAY,
SUITE 300,
HOUSTON TX 77043,
UNITED STATES OF AMERICA

## Item 2. Person Filing
Name of person filing: 1: Morgan Stanley 2: Calvert Research and Management 3: Calvert Impact Fund, Inc. - Calvert Small-Cap Fund
Address of principal business office or, if none, residence: 1: 1585 Broadway, New York, NY 10036 ;2: One Post Office Square, Boston, MA 02109 ;3: 2050 M Street NW, Washington, DC, 20036
Citizenship: 1: Delaware 2: Massachusetts 3: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: 5.9
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

* In Accordance with the Securities and Exchange Commission Release
No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan
Stanley and its subsidiaries and affiliates (collectively, "MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS
Reporting Units in accordance with the Release.

## Exhibits
EXHIBIT NO. EXHIBITS
------------------ ------------------------------------

99.1 Joint Filing Agreement

99.2 Item 7 Information

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

## Signatures
- Morgan Stanley: Christopher O'Hara, Authorized Signatory, Morgan Stanley (02/05/2025)
- Calvert Research and Management: Hope Brown, Authorized Signatory, Calvert Research and Management (02/05/2025)
- Calvert Impact Fund, Inc. - Calvert Small-Cap Fund: Deidre E. Walsh, Authorized Signatory, Calvert Impact Fund, Inc. - Calvert Small-Cap Fund (02/05/2025)